

AI-powered SMB lending technology

hellovaluebuddy.com   Louisville, KY   in

Highlights

(1) $180K in revenue since going live in April 2024, growing at 40% month-over-month

(2)   17 banking customers - incl. 4 of the top 10 largest SBA lenders

(3) $1,00,000 raised from institutional VCs and angel investors

4 Techstars '24 portfolio company

5 1 of 9 companies in the US to be accepted into the Bank of America Breakthrough Labs Accelerator.

6 2024 Vogt Awards, 2024 Venture Atlanta, 2024 Venture Tech

Featured Investors



Keyhorse Capital (KSTC)
Notable Investor

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Invested $430,000

Zeeshan Bhatti, Head of Platform, Associate
"Value Buddy is revolutionizing business valuations for SBA lenders. With strong execution from Ace and Cameron, the company's momentum and unique value proposition make it a fintech AI game-changer"



Techstars
Notable Investor

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Invested $100,000

Tre Baker, Managing Director
"Ace McGill is one of, if not THE, most motivated founder I have ever met. Easy bet. Great bet. Congrats, brother. Well deserved and would like to participate in your follow-on financing round."



Porter Sablan Capital

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Invested $100,000

Kevin Porter , Managing Partner
"I am so proud of the progress Ace and Cameron have made and have truly enjoyed being part of this company story. Their dedication and vision have been inspiring, and I'm confident that great things are ahead for Value Buddy."


I invest in people contributing to an inclusive, thriving Louisville, KY start up ecosystem.

"I led this round because Ace builds like a STEWARD, not a sprinter. Louisville needs more founders like him: grounded, resource-aware, and DEEPLY KNOWLEDGEABLE about the space they're building into. I probably over indexed on this fact, but Ace drives an old paid-off Camry he keeps in mint condition. That's not "quirky" from where I sit - I'd already decided to invest when he pulled up in my driveway for our conversation hike, but that cemented my decision. Lastly, I love finding founders who build into slow, opaque and antiquated spaces where spreadsheets still rule (no offense, banks). And the fact he had vibrant sales and shorter-than-expected close time lines? EASY YES."

Our Team



Ace McGill   CEO

20 years of experience leading valuations teams for Fortune 100 companies before Value Buddy.



Cameron Long   COO

Background at top management consulting and private equity due diligence firms.



Tim Gbur   Director of Valuations

Expert in SBA business valuations having prepared over 1,000 reports for top SBA lenders across the country

The future of small business lending

Value Buddy

AI-powered valuations for acquisition loan underwriting

ace@hellovaluebuddy.com

hellovaluebuddy.com

The silver tsunami of baby boomers retiring will result in 5M businesses changing hands



1,500 baby boomers will sell their business <u>each day</u> over the next decade

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3rd party business valuations are required to underwrite business acquisition loans



The SBA and most banks require 3rd party valuations to underwrite business acquisitions loans

The underwriting valuation market is fragmented with no tech-enabled solutions

	Value Buddy	Generalist valuation firms	Local CPAs
SBA-compliant valuation report	✓	✓	✓
Lending risk assessment	✓	✗	✗
AI underwriting assistant	✓	✗	✗
Delivery time	3 to 5 days	~14 days	~30 days
Cost	$1,800	$3,000+	Up to $8,000

Banks and small businesses bear the burden of broken acquisition loan underwriting processes



Underwriting valuations cost up to $8K

~$15B problem



SBA loans see a 5x higher default rates than other loans

~$759M problem

Source: BizEquity, FDIC, Forbes, NerdWallet, SBA













Future-looking projections cannot be guaranteed.





Forward-looking projections cannot be guaranteed. Additionally, only $124k of the round will be raised through Wefunder.







Value Buddy Investment Memo